May 9, 2018

Dear Shareholders and friends of IntivaBiopharma,

We are pleased to provide you with an update regarding Intiva BioPharma Inc.’s (“Intiva”) recent developments, current activities and most importantly, some of our plans for the future.

In March I was appointed Interim Chief Executive Officer of Intiva, upon Jeffrey Friedland’s resignation as an officer and director of the Company. While Jeffrey remains both a direct and indirect shareholder, he has no management role in the Company.

I plan to stay in this role, until we are able to enhance our existing management team with the addition of professionals with strong business and/or pharmaceutical research and development. expertise. When this occurs, I intend to then resume my previous role as Chief Strategy Officer and Director.

The global cannabis industry, and its derivatives, is the world’s fastest growing emerging market and I continue to be a passionate advocate of the industry’s potential. It is clear that as we learn more about the cannabis plant, we continue to discover medical properties and attributes, which will likely have a significant impact in every facet of our lives. My focus in the cannabis industry has been on science and specifically, research and development opportunities. Since 2013, I have been involved in managing, advising and investing in over 20 cannabis companies, both private and public.

As you may be aware, Intiva does not “touch the plant,” or any derivatives of the plant. Intiva is proceeding with its research and development activities using U.S. Food and Drug Administration (“FDA”) approved protocols, using the synthetic cannabinoid molecules, Dronabinol and Marinol.

My involvement with Intiva began in the same way as for many of you, as an investor. When I first invested in the Company I was intrigued with Intiva’s business model, specifically its objective of researching and developing cannabinoid-based pharmaceuticals, under FDA or equivalent pathways in other countries. A key motivator for my investment was Intiva’s objective of “developing real pharmaceuticals, based on real science,” which I believe is the future of this industry.

As I learned more about Intiva’s business model and the Company’s management team, I decided that I wanted to become more involved. I was asked to join the Company’s board of directors, and subsequently, I joined Intiva’s management team as Chief Strategy Officer, leading to my increased operational involvement.

For those of you who don’t know me, I am an entrepreneur and a former investment banker. I have founded and sold several companies. For twelve years, I was the co-head of corporate finance at BNPParibas, a major international bank. At another point in my career, I was the Co-President/CEO of the Manischewitz Company, which was sold to Bain Capital. (My full bio is available on the Intiva website.)

Intiva has an excellent management team, including Rob Goldfarb, our Chief Operating Officer, and Evan Wasoff, our Chief Financial Officer. Rob has an extensive background in management and legal affairs for pharmaceutical companies. In addition to being a Certified Public Accountant, Evan has an MBA, and has been the chief financial officer of other privately-held and publicly-traded companies. We have also recently added Fay Matsukage, as our outside securities legal counsel. Fay brings deep knowledege and experience regarding public company compliance and legal matters.

We are also delighted that Philadelphia-based Lindy Snider has joined Intiva’s Board of Directors. Following in the footsteps of a family filled with entrepreneurs, Lindy founded and created Lindi Skin. As the developer of the first-ever skincare collection dedicated to help relieve the often debilitating skin side effects of individuals undergoing cancer therapies including chemotherapy and radiation, in 2004 Lindy founded oncocosmetics, an entirely new niche in dermatology and oncology . Lindy also has a significant involvement in the cannabis industry. She is chair of the Entrepreneurship and Social Impact Initiative of The Lambert Center for the Study of Medicinal Cannabis and Hemp at Thomas Jefferson University in Philadelphia, and is an Associate Fellow at its Institute of Emerging Health Profession. Lindy is an ardent supporter of the potential of the cannabis industry, and has invested in numerous cannabis-related companies.

Intiva’s Drug Development Activities

Intiva is researching the use of cannabinoid receptor modulators, terpenes, and other ingredients, to develop FDA-compliant medicine. We are currently focused on six medical indications. As we proceed with our research and development activities for these indications, we are continuing to strengthen our underlying intellectual property. The six indications are:

●	The acute treatment during exposure to organophosphorus nerve agents including sarin gas.

●	The treatment of various symptoms related to myotonic dystrophy and related muscular diseases.

●	The treatment of various symptoms related to lipidosis, which are genetic disorders which are characterized by defects of the digestive system, that impair the way the body uses dietary fat.

●	The treatment of various symptoms related to lipofuscinosis, in particular neural ceroid lipofuscinosis and macular degeneration associated with lipofuscinosis.

●	The treatment of restless legs syndrome (RLS), or Willis-Ekbom Disease and Wittmaack-Ekbom Syndrome, which are neurological sensory disorders that often interfere with sleep.

●	Sexual health issues affecting both males and females.

In recent months we have added two remarkable members to our drug development team.

Dr. Linda Klumpers has joined our drug development team as a consultant. Dr. Klumpers has a Ph.D. in Clinical Pharmacology from the Leiden University Medical Center in the Netherlands. Prior to obtaining her Ph.D. she was a Clinical Pharmacologist and a project leader at the CHDR Centre for Human Drug Research and at the Leiden University Medical Center. Dr. Klumpers has an MHBO Business Management degree from the NOCI, Woerden, and an M.Sc. in Medical Biology - Cognitive Neurosciences and Neurobiology, from the University of Amsterdam. Dr. Klumpers has given more than 40 presentations at organizations and international conferences. Since 2010 she has been a recurring lecturer at the International Cannabis Masterclass. She has published nine papers in international scientific journals, including the British Journal of Clinical Pharmacology and NeuroImage.

Prof. Dr. Schoser of the Frederich-Baur Institut at the University of Munich has also joined our drug development team as a consultant. Prof. Dr. Schoser is a Myotonic Dystrophy specialist, which is one of the medical conditions for which we are developing a cannabinoid-based pharmaceutical. We are hopeful that Prof. Dr. Schoser’s work will also allow us to better understand the impact of various cannabinoids on the nervous system and muscles in general, which we believe could also be beneficial for our drug development activities for other conditions.

Our innovative research and development strategy, consisting of bringing together an endo-cannabinoid scientist, Dr. Klumpers, with an indication specialist such as Prof. Dr. Schoser, we believe will prove to be very beneficial. These seasoned and leading specialists are sharing their very specific and in-depth knowledge to benefit Intiva by potentially developing new ways of treating medical disorders with cannabinoid-based medications.

With the recent news regarding Syria using nerve agents against its own population, the use of nerve agents, including sarin gas, is once-again a front-page story. Intiva has licensed intellectual property regarding the use of cannabinoid-based drugs for alleviating some of the symptoms resulting from the exposure to organophosphates, including insecticides and nerve agents. Intiva intends to proceed in the development of cannabinoid and terpene-based formulations, with the objective of filing one or more New Drug Applications (NDAs) with the FDA, probably under special “animal only” protocols for national defense and first responders, since nerve agents cannot be tested on humans. Our pre-clinical drug development activities for the nerve agent product are proceeding. Our formulation lab is currently developing test batches, consisting of synthetic THC and other cannabinoids, so that pre-clinical work can be initiated.

Intiva has also licensed a patent and intellectual property for the exact dosing of pill-based cannabinoid medicine. We have branded this product as XactDose. Our business plan for XactDose is to license the technology to the medical cannabis industry globally.

Intiva’s Corporate Finance Direction

Based on our desire to ramp up our drug development activities, your management team and directors are continuing to evaluate our corporate finance strategy and capital requirements for the remainder of this year and 2019.

Intiva has only traded under the Intiva BioPharma stock symbol, NTVA, since late December, a little under five months. We sought a public listing as we concluded that it would be beneficial in enabling the Company to access the required capital to achieve its business objectives. Because a key to being a successful publicly-traded company is having an actively-traded market for a company’s shares, we are committed to an active market for Intiva’s shares. We hope to have news to report to you on this in the near future.

Mark Lubchenco, our Director of Investor Relations, is available to answer any questions you may have, or to provide you with additional information regarding Intiva. Mark’s phone number is 303-431-4530, and his email is mlubchenco@intivabiopharma.com. You can also learn more about us by visiting our website at www.intivabiopharma.com.

On behalf of your management team and directors, we thank you for your trust and support. We will keep you apprised as Intiva BioPharma proceeds in implementing its business plans.

Yours truly,

Alain Bankier
Chief Executive Officer